UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-SA

ANNUAL REPORT for the six months year ended June 30, 2021

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FEEL THE WORLD, INC.

D.B.A. XERO Shoes

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

FINANCIAL STATEMENTS	7

In this filing, references to the terms "we", "our", "us", "Feel The World, Inc.", "FTWI", "Xero Shoes®", "Xero", or "the Company" means Feel The World, Inc.

THIS SEMI-ANNUAL REPORT, PARTICULARLY THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

We sell our footwear direct-to-consumers through our own website, as well as through Amazon, retail stores, and international distributors.  Total sales less returns increased 50% in the six months ended June 30, 2021, when compared to 2020, growing from $9.3 million in the first six months of 2020 to $14.0 million in first six months of 2021.  We were able to capitalize on 2020’s increased consumer interest in health and outdoors as well as the migration to digital shopping throughout COVID-19 lockdowns and expand our products and customers.

Our direct-to-consumer channel continues to represent the largest percentage of sales, delivering 66% of total sales in the first six months of 2021 versus 72% in the first six months of 2020. The decrease in share of sales was generated by the 90% increase in wholesale and distributor sales. Sales through Amazon were 11% of total sales, consistent with a 11% of total sales over the same period in the prior year. Our comparative channel mix is as follows for the first six months of 2021 and 2020.:

	2021	2020
% Amazon	11%	11%
% Direct-to-Consumer	67%	72%
% Wholesale/Distributor	22%	17%

The percentages above are shown net of returns.

This increase in sales was driven by the continued expansion of types of footwear offered, our targeted consumer marketing campaigns and the overall increase in consumer’s combined behaviors of focusing on getting outdoors with moving to a digital shopping experience.

Our focus in 2021 continues to be on a few main goals:

•	Capitalizing on the increased consumer focus on our brand;
•	Building the framework for a European distribution center to capitalize on high regional demand; and
•	Maintaining our levels of customer service while keeping our employees safe.

Our rate of returns and exchanges continues to be at or below the industry standard due to the lower rate of returns on sandals in general.  We continue to experience a lower rate of returns on the Direct-to-Consumer channel as compared to sales through Amazon. Amazon returns held steady at 29% versus 30% for the same period in 2020. Direct-to-consumer returns increased from 9.4% to 14.7% reflecting the increase in sales of closed-toe shoes with higher returns. Returns in this channel were unusually low from January through June of 2020 due to a COVID-related sale on sandals. The increase in returns for this same period in 2021 reflects a return rate that is closer to our historical average, though it has increased slightly as our product mix changes to reflect new offerings and greater brand awareness.

Total Operating Expenses increased 54% for six months ended June 30, 2021, compared to the same period in 2020 mainly due to additional payroll costs, occupancy, and marketing costs. Total Operating Expenses increased slightly from 36% of Net Revenues in 2020 to 37% in 2021. There was a strategic effort to augment our team and build the infrastructure to support our business and its growth trajectory.

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The Operations line item includes our customer service costs and dedicated warehousing expenses needed to maintain inventory to accommodate customer needs. Management allocates a portion of operations expense to Cost of Goods Sold that relates to the handling of incoming inventory. Operations increased 90% from $498,000 in the first six months of 2020 to $945,000 in first six months of 2021 mainly due to increased personnel and an increase in rent costs to maintain outstanding customer service levels with the increased volume of sales. Operations increased from 5% of Net Revenues in 2021 to 7% in 2021.

Sales and marketing expense increased by $939,000 in the six months ended June 30, 2021, when compared to the same period in 2020.  Sales and marketing expense as a percentage of direct-to-consumer sales had a slight increase for the first six months of 2021 at 31.8% vs. 30.3% in the same period in the prior year as we expanded our targeting.

The Company has expanded sell-in to brick-and-mortar wholesale accounts as they recovered from the 2020 shut-downs, with a focus on expanding internationally. The Company has also expanded its presence in new digital retailers while continuing to measure the customer acquisition costs to determine the most efficient and productive distribution channels.

Research and development expenses for the six months ended June 30, 2021, increased 33% as the Company expanded personnel to focus on this area.

Interest expense for the six months ended June 30, 2021, was $102,000 less than the same period in 2020 as debt levels were lower in 2021 than 2020.

For the six months ended June 30, 2021, the Company had Income from Operations of $2.4 million compared to $1.5 million in the six months ended June 30, 2020. The increased was the direct result of availability of stock to be sold in 2021 compared to shortfalls in 2020.

The Company executed various strategic initiatives throughout the first six months of 2021, and plans to continue growth through the following strategies:

-	Continued expansion of styles offered:

Having successfully expanded into year-round styles, the Company will continue to introduce new styles of footwear targeting additional customer footwear needs.

-	Expansion of price points:

Our expansion of the ptoduct portfolio into more technical and performance footwear across all seasons as created an expanded range of price points. The Average Order Value (AOV) in the first six months of 2021 was $108 when compared to $95 for the same period in 2020.

-	International Expansion:

The Company has continued its expansion into Europe with a distribution and sales center to support our wholesalers in that part of the world.

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(b) Liquidity and Capital Resources

In December 2020, the Company closed on a transaction with a private equity firm, TZP Group (et. al) and exchanged a minority of shares of stock in the Company for an investment of $8,749,996. This funding has allowed the Company to reduce its reliance on debt and execute on an expanded range of strategic initiatives.

Please see the debt and equity footnotes to the financial statements for additional disclosures.

There are no long-term commitments, other than the debt listed in the accompanying financial statements, that would limit the Company's ability to use its current capital.  The Company has an established history of fulfilling all of its loan obligations on time.

(c) Trend Information

In this post-Covid-19 environment, the Company continues to evaluate all forecasts.

As the e-commerce sector continues to show strong growth, the Company plans to continue to invest heavily in direct-to-consumer marketing.

It is expected that inventory will increase to support the Company’s expansion of both the distribution network and the variety of shoes offered. Because of the perennial nature of the industry, the Company does not anticipate the inventory will go out of style.

As the Company is pursuing various expansion strategies across multiple channels and regions, it is not providing guidance on projected revenue or EBITDA.

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Item 7. Consolidated Financial Statements

See Page 9.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on September 28, 2021.

Feel The World, Inc. d.b.a Xero Shoes

/s/ David Barnhill
By David Barnhill, Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Steven Sashen
Chief Executive Officer and Director Date: September 28, 2021

/s/ David Barnhill
Chief Financial Officer Date: September 28, 2021

/s/ Lena Phoenix
Director Date: September 28, 2021

/s/ Erin Edwards
Director Date: September 28, 2021

/s/ Marc Schneider
Director Date: September 28, 2021

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Feel The World, Inc.

A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report

December 31, 2020, and 2019

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FEEL THE WORLD, INC.

8

FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2021, and December 31, 2020

	June 30, 2021	December 31, 2020
ASSETS
Current Assets:
Cash and cash equivalents	$9,978,563	$9,348,173
Accounts receivable	171,802	102,504
Inventory assets	3,902,834	3,715,958
Inventory in transit	546,339	1,946,025
Income tax receivable	227,510	165,396
Prepaid expenses	170,055	59,718
Total Current Assets	14,997,103	15,337,774
Non-Current Assets:
Property and equipment, net	466,219	452,408
Deferred tax asset	—	—
Less: valuation allowance	—	—
Intangible assets	243,712	156,256
Deposits	—	13,405
Total Non-Current Assets	709,931	622,069

TOTAL ASSETS	$15,707,033	$15,959,843

See accompanying notes, which are an integral part of these consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2021, and December 31, 2020

	June 30, 2021	December 31, 2020
Liabilities:
Current Liabilities:
Accounts payable	$523,439	$2,382,751
Accrued expenses	543,832	680,576
Customer deposits	97,990	266,761
Deferred revenue	35,340	37,963
Income taxes payable	—	—
Deferred lease payable, current portion	42,487	26,237
Term loan (SBA), current portion	—	—
Total Current Liabilities	1,243,090	3,394,288
Long-Term Liabilities:
Lines of credit, net of unamortized discount	1,798,558	1,789,909
Deferred lease payable, net of current portion	13,686	41,417
Deferred taxes liability, net	98,991	90,755
Total Long-Term Liabilities	1,911,235	1,922,081
Total Liabilities	$3,154,325	$5,316,369

Series A Preferred stock, $.0001 par, 3,681,234 shares authorized, 3,681,234 and 0 shares issued and outstanding, liquidation preferences of $12,599,315 and $0, as of June 30, 2021 and December 31, 2020, respectively.	368	368

Stockholders' Equity:
Class A common stock, $0.0001 par, 19,824,168 shares authorized, 4,974,980 and 6,079,351 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively.	497	497
Class B common stock, $0.0001 par, 175,832 shares authorized, 175,707 and 175,832 shares issued and outstanding as of June 30, 2021, and December 31, 2020, respectively.	18	18
Additional paid-in capital	8,000,452	7,998,251
Treasury Stock	(4,424)	(4,000)
Accumulated earnings	4,542,045	2,623,396
Accumulated other comprehensive income/(loss)	13,752	24,944
Total Stockholders’ Equity	12,552,708	10,643,474

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$15,707,033	$15,959,843

See accompanying notes, which are an integral part of these consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the six months ended June 30, 2021, and 2020

	2021	2020

Net revenues	$14,008,298	$9,347,030
Cost of goods sold	6,443,179	4,458,459
Gross profit	7,565,119	4,888,571

Operating Expenses:
General & administrative	988,329	640,391
Sales & marketing	2,964,659	2,025,981
Research & development	233,745	175,145
Operations	944,787	498,386
Total operating expenses	5,131,520	3,339,903

Income/(loss) from operations	2,433,599	1,548,668

Other income / (Expense):
Interest income	1,739	1,606
Interest expense	(108,908)	(211,002)
Gain on debt forgiveness	—	—
Total other income / (expense)	(107,169)	(209,396)

Income before income tax	2,326,430	1,339,272

Income tax (expense) benefit	(407,781)	(219,829)

Net income	$1,918,649	$1,119,443

Other comprehensive income/(expense)

Loss on foreign currency translation	(11,192)	—

Total comprehensive income/(loss)	$1,907,457	$1,119,443

Weighted-average vested common shares outstanding
-Basic	5,105,702	6,255,433
-Diluted	5,476,881	6,570,433
Net gain/(loss) per common share
-Basic and Diluted	$0.38	$0.18
- Diluted	$0.35	$0.17

See accompanying notes, which are an integral part of these consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2021, and 2020

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
Balance at December 31, 2019	—	—	6,079,351	608	175,832	18	1,000	(4,000)	983,713	—	(492,780)	487,559

Net income	—	—	—	—	—	—	—	—	—	—	3,116,176	3,116,176

Other comprehensive income	—	—	—	—	—	—	—	—	—	24,944	—	24,944

Exchange of Class A Common Stock for Preferred Stock	1,104,371	111	(1,104,371)	(111)	—	—	—	—	—	—	—	—

Issuance of Preferred Stock	2,576,863	257	—	—	—	—	—	—	8,749,738	—	—	8,749,995

Stock offering costs	—	—	—	—	—	—	—	—	(1,735,200)	—	—	(1,735,200)

Balance at December 31, 2020	3,681,234	368	4,974,980	497	175,832	$18	1,000	$(4,000)	7,998,251	24,944	2,623,396	10,643,474

Net income	—	—	—	—	—	—	—	—	—	—	1,918,649	1,918,649

Other comprehensive income	—	—	—	—	—	—	—	—	—	(11,192)	—	(11,192)

Stock compensation	—	—	—	—	—	—	—	—	2,201	—	—	2,201

Stock repurchase	—	—	—	—	—	—	125	(424)				(424)

Balance at June 30, 2021	3,681,234	$368	4,974,980	$497	175,832	$18	1,125	$(4,424)	$8,000,452	$13,752	$4,542,045	$12,552,708

See accompanying notes, which are an integral part of these consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2021, and 2020

	June 30, 2021	June 30 2020

Cash Flows From Operating Activities
Net Income/(loss)	$1,918,649	$1,119,443
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) in operating activities:
Depreciation and amortization	117,981	105,166
Stock-based compensation	2,201	—
Deferred taxes	8,236	—
Loan Fees	—	(18,000)
Amortization of loan fees	—	(2,287)
Gain on sale of assets	—	—
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(69,298)	(55,053)
(Increase)/Decrease in lease receivable	—	—
(Increase)/Decrease in inventory	(186,876)	636,663
(Increase)/Decrease in inventory in transit	1,399,686	(1,309,183)
(Increase)/Decrease in income tax receivable	(62,114)	219,829
(Increase)/Decrease in prepaid expenses	(110,337)	61,550
Increase/(Decrease) in accounts payable	(1,859,312)	909,287
Increase/(Decrease) in accrued expenses	(136,744)	(1,188,475)
Increase/(Decrease) in deferred lease payable	(11,481)	(16,052)
Increase/(Decrease) in customer deposits	(168,771)	(184,586)
Increase/(Decrease) in deferred revenue	(2,623)	—
Net cash provided by/(used in) operating activities	839,199	278,302

Cash Flows From Investing Activities
Cash paid for intangibles	—	(28,905)
Cash paid for property and equipment	(219,577)	(169,149)
Cash used in investing activities	(219,577)	(198,054)

Cash Flows From Financing Activities
Proceeds from lines of credit	—	(83,886)
Proceeds on term loans	—	348,472
Repurchase of common stock	(424)	—
Net cash provided by financing activities	(424)	264,586

Effect of foreign currency gain	11,192	—

Net Change in Cash	630,390	344,834
Cash at Beginning of Period	9,348,173	2,244,469
Cash at End of Period	$9,978,563	$2,589,303

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$99,550	$67,973
Cash paid for income taxes	$465,235	$—

See accompanying notes, which are an integral part of these consolidated financial statements.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized on December 17, 2010, under the laws of Delaware. The Company sells footwear to retailers and direct to consumers. Feel the World EU B.V., a private limited liability company formed under the laws of the Netherlands on September 5, 2019, is a wholly owned subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).  These consolidated financial statements include all accounts of Feel the World, Inc., along with its wholly owned subsidiary, Feel the World EU B.V. (the “Subsidiary”).  All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company’s U.S. operations. The functional currency of the Subsidiary is its local currency.  In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. For the six months ended June 30, 2021 and the year ended December 31, 2020, the foreign currency translation gain/(loss) was ($11,192) and $24,944, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed insurance limited provided by the FDIC and its international equivalents. At June 30, 2021 and December 31, 2020, the Company’s cash balances exceeded such insured limits by $9,134,166 and $8,389,928 respectively.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has no accounts receivable allowances as of June 30, 2021, and December 31, 2020, respectively.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2021, and December 31, 2020, consist of products purchased for resale and any materials the Company purchased to modify the products. The Company operates a warehouse to process sales, returns and exchanges. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than the carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in “Cost of goods sold” in the statements of operations. The Company did not write off inventory in the six months ended June 30, 2021, and June 30, 2020, respectively.

Inventory in Transit

Inventory in transit includes products manufactured for sale that have not yet been received at our warehouse as well as advance payments.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation for footwear molds and lasts of $93,857 and $80,205 are included in Cost of Goods Sold for the six months ended June 30, 2021 and 2020, respectively. The balances at June 30, 2021 and December 31, 2020 mainly consist of footwear manufacturing assets and equipment assets with 3-10 year lives.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

Capital assets and depreciation expense as of June 30, 2021, (six months) and December 31, 2020 (full year deprecation) are as follows:

	June 30, 2021	December 31, 2020
Footwear molds	$996,317	$885,768
Footwear lasts	4,340	4,340
Furniture and equipment	111,308	90,067
Trade show booth	2,905	2,905
Website	30,000	30,000
Leasehold improvements	136,274	136,274
	1,281,145	1,149,354
Accumulated depreciation	(814,926)	(696,946)
Property and equipment, net	$466,219	$452,408
Depreciation expense	$117,981	$218,440

Intangible Assets

There are numerous patents and trademarks important to the Company’s business. Most of our trademarks are registered. As long as the Company intends to continue using its trademarks, they are renewed indefinitely. The Company files for and actively defends its patents. Patents are amortized over a 20-year useful life with patent amortization expense of $709 and $0 for the six months ended June 30, 2021, and 2020, respectively. Patent and trademark values are reviewed annually for potential impairment. The Company determined that no write-offs are currently warranted.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

Accounts Payable

In 2020, in addition to invoices for goods and services, Accounts Payable includes a trade account payable with United Parcel Service Capital Corporation (UPS).  On January 10, 2018, the Company entered into an agreement with UPS for a $400,000 unsecured cargo finance line of credit with an interest rate of prime plus 2% in addition to a 1% origination fee on the drawn balance. In 2019, the line was reauthorized in the amount of $500,000 with $1,000 origination fee with a fixed advance rate of 2.75% of the principal borrowed. In 2020, the Company borrowed a cumulative $188,451 and repaid $150,466 in accordance with the repayment terms. The Company had balances owed of $0 and $37,985 on June 30, 2021, and December 31, 2020, respectively. Interest and related fees of $0 and $8,258 were paid for the six months ended June 30, 2021, and 2020, respectively. This trade account payable was extinguished in 2020.

Customer Deposits

Some international distributors pay a portion of their order at the time the order is placed. In accordance with revenue recognition policies (see below), these amounts are recorded as a liability until all revenue conditions have been met.

Deferred Revenue

Customer orders received but not shipped are recorded as deferred revenue.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when shipment of goods to its customers has occurred satisfying its performance obligations, acceptance has been approved by its customers, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Sales tax is collected on sales in 36 states and these taxes are recorded as a liability until remittance.  Liabilities are recorded for store credit issued to customers.

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the consolidated statement of operations. For the six months ended June 30, 2021, and 2020, the Company had merchant account fees of $249,515 and $170,890 respectively.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

Shipping and Handling Costs and Fees

Shipping and handling costs are expensed as incurred and are included in cost of goods sold in the consolidated statements of operations. Shipping and handling fees billed to customers are included in revenues. Shipping and handling costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Earnings/(Loss) per Share

Net earnings/(loss) per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share will reflect the actual weighted average of common shares issued and outstanding during the period. The Company issued 315,000 options for Class A Voting Shares on May 15, 2016 to a key employee.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

On December 2, 2020, the Company amended and restated its articles of incorporation (the “Amended Articles”). The Amended Articles authorized 19,824,168 shares of Class A Voting Common Stock ($0.0001 par), 175,832 shares of Class B Non-Voting Common Stock ($0.0001 par) and 3,861,234 shares of Preferred Stock ($0.0001 par), with all Preferred Stock designated as Series A Preferred Stock.

As of June 30, 2021, and December 31, 2020, the Company had 4,974,980 and 4,974,980 shares of Class A Voting Common Stock issued and outstanding, respectively. At June 30, 2021 and December 31, 2020, the Company had 175,832 and 175,832 shares of Class B Non-Voting Common Stock issued and outstanding, respectively. The Company had 3,681,234 and 3,681,234 shares of Series A Preferred Stock issued and outstanding at June 30, 2021 and December 31, 2020, respectively. The Company has reserved 818,181 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan, of which 503,181 remain available for issuance as of June 30, 2021.

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share while Class B Common Stock do not have voting rights. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

The holders of Series A Preferred Stock are entitled to various protective provisions and preferences. Holders of Series A Preferred Stock are entitled to vote on an as-converted basis with holders of Class A Common Stock and to appoint to directors.

The holders of Series A Preferred Stock are entitled to dividend preferences over holders of Common Stock and to preferred dividends at a rate of 10% per annum of the original issue price ($12,500,000 as of December 31, 2020), compounded annually. Accrued dividends are payable only when, as, and if declared by the Board of Directors. As of June 30, 2021, and December 31, 2020, accrued dividends of $99,315 and $99,315 were outstanding but undeclared, respectively. The dividend rates are subject to dilution protections.

The holders of Series A Preferred Stock are entitled to a liquidation preference over holders of Common Stock at the original issuance price ($3.3956) per share plus any accrued and unpaid dividends, providing a total liquidation preference of $12,599,315 and $12,599,315 as of June 30, 2021, and December 31, 2020, respectively.

The Series A Preferred Stock are convertible, at the holder’s election, into Class A Common Stock at a dilution protected rate that is currently 1:1. The Series A Preferred Stock are mandatorily convertible into Class A Common Stock if and upon a qualifying initial public offering, as defined in the articles of incorporation.

The Series A Preferred Stock are subject to optional redemption at the holder’s election on or after December 2, 2024 at a price of the greater of the original issuance price ($3.3956 per share) plus any accrued and unpaid dividends or the fair value at the redemption date as agreed between the Company and the holders or based upon a third-party appraisal. As a result of its redemption provisions, the Series A Preferred Stock was not classified as part of stockholders’ equity in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials, and instead is excluded from stockholders’ equity and presented as temporary equity.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

On December 2, 2020, the Company entered into a Stock Purchase and Exchange Agreement (the “SPA”) with the following parties: Lena Phoenix, the Company’s founder (the “Selling Stockholder”), and TZP Group Investments, L.P. (“TZP GI”), TZP Group Holdings, L.P. (“TZP GH”), and JKLM Advisors, LLC (“JKLM”) (collectively the “Purchasers”). TZP GI purchased 1,054,196 shares of the Company’s Class A Voting Common Stock from the Selling Stockholder for $3,579,629 in cash, and TZP GH purchased 50,175 shares of the Company’s Class A Voting Common Stock from the Selling Stockholder for $170,373 in cash, representing a per share price of $3.3956 (the “Founder Sale”). The total number of shares of Class A Voting Common Stock sold by the Selling Stockholder to TZP GI and TZP GH is 1,104,371 (the “Secondary Shares”), which leaves the Selling Stockholder with a total of 4,895,629 shares of the Company’s outstanding Class A Voting Common Stock.

Immediately following the Founder Sale, the Company exchanged the Secondary Shares owned by TZP GI and TZP GH for the same number of shares of newly-issued Series A Preferred Stock, par value $0.0001 per share. The Purchasers purchased from the Company additional shares of the Series A Preferred Stock for a per share price of $3.3956 in the following amounts: TZP GI: 220,874; TZP GH: 2,311,814; and JKLM: 44,175 (the “Purchased Shares”). An aggregate cash purchase price of $8,749,996 was paid by the Purchasers to the Company for such stock purchases on the Closing Date. Stock offering costs of $1,735,212 and $1,735,201 are reflected as contra-equity at June 30, 2021 and December 30, 2020, respectively.

NOTE 4:  SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings consisted of the following as of June 30, 2021 and December 31, 2020:

Borrowings:	June 30, 2021	December 31, 2020
Genlink/La Plata (a)	$1,798,558	$1,789,909
InBank PPP Loan (b)	—	—
JP Morgan Chase Loan (c)	—	—
JP Morgan Chase Lines of Credit (d)	—	—
Total Borrowings:	$1,798,558	$1,789,909

(a) The Company had originally initiated a loan agreement with Genlink Capital for use in purchasing inventory in November 2016. This loan was a $900,000 non-revolving line of credit, with a 14% fixed interest rate, interest payments due monthly, and principal due with an April 2019 maturity date. The Company paid down the entire balance and extinguished this debt with Genlink Capital in September 2018.

In October 2019, the Company initiated a new loan agreement with Genlink Capital for $1,500,000 at 14% interest annually with all interest and payments due in May 2020. In March 2020, this loan was extended until June 30, 2020, due to COVID-19 related issues. In May of 2020, this loan was assigned to La Plata Capital (a Genlink Capital related party).

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

On June 30, 2020, the loan was modified to increase the loan principal to $1,800,000 and extend the maturity date until August 2021. The interest rate remained at a fixed 14% interest rate; however, the interest payments were now due monthly. Outstanding accrued interest at that time of $141,944 was capitalized to principal balance and cash proceeds of $140,056 were received. An additional $18,000 renewal fee was capitalized to principal balance and will be amortized over the term of the new loan.

On December 2, 2020, the loan was modified again to decrease the interest rate to 11% annually, extend the maturity date to December 2022, release Lena Phoenix and Steven Sashen from their obligations as guarantors, and allow for this loan to have a first lien security interest.

At June 30, 2021, and December 31, 2020, the unpaid principal balance was $1,800,000 and $1,800,000 respectively. The balance presented on the balance sheet is net of unamortized loan fees of $1,442 and $10,091, for carrying balances of $1,798,558 and $1,789,909 as of June 30, 2021, and December 31, 2020, respectively. Interest expense of $99,550 and $106,361 and amortization of debt discounts of $8,649 and $13,453 was recorded for the six months ended June 30, 2021 and 2020, all respectively. Accrued interest payable was $16,500 and $17,200 as of June 30, 2021, and December 31, 2020, respectively. There is no minimum interest payment on the revised note. This debt is collateralized by substantially by all assets of the Company and is no longer guaranteed by the Company’s officers as modified on December 2, 2020, and noted above.

(b) The Company applied for and received an SBA $390,415 Paycheck Protection Program loan from InBank on April 21, 2020.  This loan carried an interest rate of 1% a year on any amounts not forgiven.  This loan was forgiven in November 2020 and required no payments and incurred no interest as the Company met the employee retention criteria.

(c) On September 6, 2018, the Company entered into an agreement with JPMorgan Chase for a $2,318,300 10-year, SBA, fully amortizing loan to refinance their existing debt and expand their borrowing capacity. The loan had a fixed interest rate of 6.05% and was collateralized by substantially all of the assets of the Company and personally guaranteed by the Company’s officers. This loan required monthly payments of $25,800. In April 2020, the Company requested and received a 90-day deferment of payments on this loan from the SBA due to COVID economic impacts. This note was repaid in full in 2020. Amortization of debt discount on this note was $0 and $3,135 for the six months ended June 30, 2021, and 2020, respectively. Accrued interest payable on this note was $0 and $0 as of June 30, 2021, and December 31, 2020, respectively. Interest expense on this note was $0 and $52,090 for the six months ended June 30, 2021, and 2020, respectively.

(d) On September 5, 2018, the Company entered into an agreement with JPMorgan Chase for a line of credit with a $50,000 limit. On July 26, 2019, the Company entered into an agreement with JPMorgan Chase for an additional line of credit for $400,000. Both lines were accessed throughout 2020 and 2019 and fully extinguished in 2020. Interest expense on these lines of credit was $0 and $16,870 for the six months ended June 30, 2021, and 2020, respectively. The loans required monthly interest payments until maturity, at which time the outstanding principal balance was due. Interest rate were as follows: Prime plus 3% on the $50,000 debt, which was 7.75% at December 31, 2019, and LIBOR plus 5.451% on the $400,000 line of credit, which was 7.36% as of December 31, 2019. Both debts were collateralized by substantially all of the assets of the Company and personally guaranteed by the Company’s officers prior to their extinguishment. The $400,000 debt had an original maturity in April 2020, but had been verbally extended for 90 days due to COVID and was repaid in full in June 2020. In April 2020, the Company requested and received a 90-day deferment of payments on this loan from the SBA due to COVID economic impacts.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

Future minimum principal payments on the Company’s outstanding debts as of December 31, 2020, are as follows:

2021	$—
2022	1,800,000
Total	$1,800,000

NOTE 5:  INCOME TAXES

The provision for income taxes is as follows for the six months ended June 30, 2021 and year end December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
Current:
Federal	$320,174	$362,826
State	79,452	98,066
	399,626	460,892
Deferred:
Federal	6,564	72,618
State	1,590	18,303
	8,154	90,921
	$407,780	$551,813

The Company had a tax receivable of $227,510 and $165,396 as of June 30, 2021, and December 31, 2020, respectively

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

Deferred tax assets and liabilities as of June 30, 2021, and December 31, 2020, are as follows:

	June 30, 2021	December 31, 2020
Deferred tax assets:
Net operating loss carryforwards	$3,081	$2,282
Employee stock option	14,182	14,144
Accrued vacation	—	4,514
	17,273	20,940
Deferred tax liabilities:
Property and equipment	(113.672)	(109,405)
Amortization	(2,582)	(2,290)
	(116,254)	(111,695)
Net deferred tax asset (liability) before allowance	(98,991)	(90,755)
Valuation allowance	—	—
Net deferred tax asset (liability)	$(98,991)	$(90,755)

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

The following table reconciles the statutory federal income tax rate to actual rates based on net income or loss before income taxes as of June 30, 2021, and December 31, 2020, respectively.

	June 30, 2021	December 31, 2020
U.S. federal taxes at statutory rate	21%	21%
State income taxes, net of federal tax benefit	3%	3%
Effect of non-U.S. operations	0%	(1%)
Change in tax rates as a result of the Tax Act	(2%)	0%
Deferred adjustments	0%	(3%)
Other	0%	(4%)
Effective income tax rate	22%	16%

The Company is not presently subject to any income tax audit in any taxing jurisdiction. Tax returns for periods before December 31, 2017, are no longer open for audit.

NOTE 6: LEASE OBLIGATIONS

The Company operates in one leased location for offices in Broomfield, Colorado and two leased warehouse locations in Denver, Colorado. The Company has renewed and expanded its leased space over the past several years to accommodate growth and changing needs.

Location	Lease Start	Lease Term	Lease Status	Lease Incentive

Broomfield	January 1, 2015	38 months	Expired	-
Broomfield	January 1, 2017	36 months	Expired	$50,000 rent allowance
Denver	October 1, 2017	39 months	Active	First three months free
Broomfield	September 1, 2018	60 months	Active	$73,160 leasehold improvement reimbursement
Denver	November, 2019	6 months	Expired	None
Denver	March 23, 2020	18 months	Active	None

Under accounting guidelines, any credits received are amortized over the term of the leases for financial reporting purposes. The monthly payments on the Broomfield space are between $10,602 and $11,956 per month throughout the term of the lease. The monthly payments on the 2017-acquired Denver space are between $9,062 and $10,879 per month throughout the term of the lease. The monthly payments on the 2019-acquired Denver space are between and $6,000 and $9,552 per month throughout the term of the lease.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

Future minimum cash payments due under this lease agreement are as follows:

	Base Rent	Estimated Operating Cost	Total Lease Obligations

2021	158,089	18,692	176,781
2022	103,643	37,385	141,028
2023 and beyond	70,721	24,923	95,644
Total	$332,453	$81,000	$413,453

Total rent expense for the six months ended June 30, 2021, and 2020 was $235,826 and $151,492, respectively.

NOTE 7: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, Company implemented a 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 818,181 shares of Class A Voting Common Stock for issuance under the Plan. In May 2016, the Company granted 315,000 fully vested stock options at a strike price of $0.83 per share to its Chief Product Officer.

The Company’s Board of Directors amended the stock option plan to reduce the amount of authorized options from 818,181 to 733,424 per the terms of the December 2, 2020 stock purchase and exchange agreement.

In May 2021, the Company granted 32,500 stock options with a strike price of $3.3956 to a Member of the Board of Directors. One-quarter of the stock options vest on each anniversary of the grant date being fully vested in May 2025 and expire May 2031. As of June 30, 2021, none of the stock options were vested.

In June 2021, the Company granted 32,500 stock options with a strike price of $3.3956 to the Chief Financial Officer. One-quarter of the stock options vest on each anniversary of the grant date being fully vested in June 2025 and expire June 2031. As of June 30, 2021, none of the stock options were vested.

As of June 30, 2021, there remains 353,424 shares available for issuance under the Plan.

The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of its stock price, and the risk-free interest rate, among others. These assumptions reflect best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of the Company’s control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. All stock-based compensation is expensed when awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

NOTE 8: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02 Leases. ASU 2016-02 affects any entity that enters into a lease and is intended to increase the transparency and comparability of financial statements among organizations. The ASU requires, among other changes, a lessee to recognize on its balance sheet a lease asset and a lease liability for those leases previously classified as operating leases. The lease asset would represent the right to use the underlying asset for the lease term and the lease liability would represent the discounted value of the required lease payments to the lessor. The ASU would also require entities to disclose key information about leasing arrangements. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted, however, on June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02 to January 1, 2022. The Company is currently evaluating the impact that ASU 2016-02 and 2020-05 will have on its consolidated financial position, results of operations and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 also addresses the cost of developing, maintaining, or restoring internally generated intangible assets, as well as financial statement presentation of intangible assets in the balance sheet, income statement, and disclosures in the notes to financial statements. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on its consolidated financial position, results of operations and disclosures.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which makes updates for clarifications, technical corrections and other minor improvements to a wide variety of topics to make the ASC easier to understand and to apply. The transition and effective date is based on the facts and circumstances of each amendment with some amendments effective upon issuance. The remaining amendments are effective for annual periods beginning after December 15, 2019. The Company adopted the remaining applicable amendments within this guidance on April 1, 2020. In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the consolidated financial statements. The Company has not early adopted this standard.

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FEEL THE WORLD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, and 2020 and for the six months then ended

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on its consolidated financial position, results of operations and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, the following material events were identified.

Lease

The Company signed a new five-year lease for 86,200 square feet of warehouse space in April 2021.  This Lease has a start date of September 1, 2021, and the Company expects to occupy the space by the end of 2021.

Employee Stock Incentive Plan

In July 2021, the Company granted 72,214 stock options with a strike price of $3.3956 to the Chief Operating Officer. One-quarter of the stock options vest on each anniversary of the grant date being fully vested in July 2025 and expire July 2031.

 26